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EXHIBIT 99.5(l)

Addendum to Portfolio Management Agreement
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                ADDENDUM TO THE PORTFOLIO MANAGEMENT AGREEMENT

     The Portfolio Management Agreement ("Agreement") made the 16th day of December, 1993, between Pacific Mutual Life Insurance Company ("Pacific Mutual"), a life insurance company domiciled in California, J.P. Morgan Investment Management Inc. ("J.P. Morgan Investment", "Portfolio Manager"), a Delaware corporation, and Pacific Select Fund (the "Fund"), a Massachusetts Business Trust, is hereby amended as set forth in this Addendum to the Portfolio Management Agreement, which is dated as of January 1, 1997.

     WHEREAS, the Fund is registered with the Securities and Exchange Commission as an open-end management investment company;

     WHEREAS, the Fund offers shares in several Portfolios, two of which are designated the Equity Income Portfolio and the Multi-Strategy Portfolio (referred to as "Series" in the Agreement and hereinafter referred to as "Portfolios");

     WHEREAS, pursuant to the Agreement, Pacific Mutual and the Fund have appointed J.P. Morgan Investment as Portfolio Manager to the Portfolios and J.P. Morgan Investment has accepted such appointment;

     WHEREAS, Pacific Mutual, J.P. Morgan Investment, and the Fund desire to amend Section 5 of the Portfolio Management Agreement;

     NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed among Pacific Mutual, J.P. Morgan Investment, and the Fund that Section 5 of the Agreement be amended to read as follows:

          5.   Compensation.  For the services provided and the expenses borne
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by the Portfolio Manager pursuant to this Agreement, the Adviser will pay to the
Portfolio Manager a fee based on the aggregate average daily net assets of the Equity Income Portfolio and the Multi-Strategy Portfolio, at an annual rate equal to .45% of the Portfolios' aggregate average daily net assets up to $100 million, .40% of the Portfolios' aggregate average daily net assets on the next $100 million, .35% of the Portfolios' aggregate average daily net assets on the next $200 million, .30% of the Portfolios' aggregate average daily net assets on the next $350 million, and .20% of the Portfolios' aggregate average daily net assets in excess of $750 million. This fee shall be computed and accrued daily and payable monthly.

     This Addendum shall take effect on January 1, 1997, provided it has been approved by the requisite shareholder vote pursuant to the Investment Company Act of 1940.
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     IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed as of the date first indicated above.

                                     PACIFIC MUTUAL LIFE INSURANCE

/s/ Audrey L. Milfs                  By:  /s/ Thomas C. Sutton
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Attest                               Title: Chairman of the Board,
Title: Secretary                            Director and Chief Executive Officer


                                     J.P. MORGAN INVESTMENT MANAGEMENT INC.

/s/ Paul J. Brignola                 By:  /s/ Diane J. Minardi
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Attest                               Title: Vice President
Title: Vice President


                                     PACIFIC SELECT FUND

/s/ Audrey L. Milfs                  By:  /s/ Thomas C. Sutton
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Attest                               Title: President
Title: Secretary